                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          The Sportsman's Guide, Inc.
             -----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   761624105
             -----------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2001
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 761624105                    13G                     PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Ralph E. Heyman
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        1,000
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   522,000
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        1,000
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    522,000
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,000
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        Less than 1%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
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CUSIP NO. 761624105                    13G                     PAGE 3 OF 4 PAGES
--------------------------------------------------------------------------------


Item 1.     (a)   Name of Issuer:

                           The Sportsman's Guide, Inc.
                  -------------------------------------------------------------

            (b)   Address of Issuer's Principal Executive Offices:

                           411 Farwell Avenue
                           South St. Paul, MN  55075
                  -------------------------------------------------------------

Item 2.     (a)   Name of Person Filing:

                           Ralph E. Heyman
                  -------------------------------------------------------------

            (b)   Address of Principal Business Office, or if None, Residence:

                           1100 Courthouse Plaza, S.W.
                           Dayton, Ohio 45402
                  -------------------------------------------------------------
            (c)   Citizenship:

                            United States of America
                  -------------------------------------------------------------
            (d)   Title of Class of Securities:

                           Common Stock
                  -------------------------------------------------------------
            (e)   CUSIP Number:

                           848907201
                  -------------------------------------------------------------

Item 3.     Inapplicable



Item 4.     Ownership.

The reporting person ceased to be a beneficial owner of 382,725 shares of common stock as the result of the reporting person's resignation as trustee of various trusts holding such shares.

         (a) Amount Beneficially Owned

                  1,000.

         (b) Percent of Class

                  Less than 1%

         (c) Number of Shares as to which the Person has:

                  (i)  Sole power to vote or direct the vote
                       1,000

                  (ii) Shared power to vote or direct the vote
                       Ralph E. Heyman has shared power to vote 522,000 shares of common stock, 420,051 of which are held in the name of Vincent W. Shiel Family Limited Partnership and 101,949 of which are held in the name of Helen M. Shiel Family Limited Partnership, of which Mr. Heyman expressly disclaims beneficial ownership.



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CUSIP NO. 761624105                    13G                     PAGE 4 OF 4 PAGES
--------------------------------------------------------------------------------


                 (iii) Sole power to dispose or to direct the disposition of
                       1,000

                  (iv) Shared power to dispose or to direct the disposition of
                       Ralph E. Heyman has shared power to vote 522,000 shares of common stock, 420,051 of which are held in the name of Vincent W. Shiel Family Limited Partnership and 101,949 of which are held in the name of Helen M. Shiel Family Limited Partnership, of which Mr. Heyman expressly disclaims beneficial ownership.


Item 5.     Ownership of Five Percent or Less of a Class.

                  Inapplicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

                  The Vincent W. Shiel Family Limited Partnership and the Helen
                  M. Shiel Family Limited Partnership have the right to receive dividends from, and the proceeds from the sale of, 420,051 and 101,949 shares of common stock held by the partnerships, respectively.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                  Inapplicable

Item 8.     Identification and Classification of Members of the Group.

                  Inapplicable

Item 9.     Notice of Dissolution of Group.

                  Inapplicable

Item 10.    Certification.


                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       January 8, 2002

Signature:  /s/ RALPH E. HEYMAN
            -----------------------------------------------------------------

Name/Title  Ralph E. Heyman
            -----------------------------------------------------------------

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).